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                          June 26, 2024

       Doug Bouquard
       Chief Executive Officer
       TPG RE Finance Trust, Inc.
       888 Seventh Avenue, 35th Floor
       New York, NY 10106

                                                        Re: TPG RE Finance
Trust, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 21, 2024
                                                            File No. 333-280402

       Dear Doug Bouquard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kibum
Park at 202-551-6836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Zach Swartz, Esq.